UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

YOUNG BROADCASTING INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

987434107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987434107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VINCENT J. YOUNG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
See Item 8 of Schedule 13G

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,007,704 - Class B shares

	6.	Shared Voting Power 53,200 – Class B shares

	7.	Sole Dispositive Power 1,997,654 - Class B shares

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,060,904 - Class B shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6% of aggregate of Class A and Class B shares

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEBORAH A. MCDERMOTT

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
See Item 8 of Schedule 13G

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 192,555 - Class B shares

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 192,555 - Class B shares

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,555 - Class B shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9% of aggregate of Class A and Class B shares

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAMES A. MORGAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
See Item 8 of Schedule 13G

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 448,695 - Class B shares

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 448,695 - Class B shares

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 448,695 - Class B shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2% of aggregate of Class A and Class B shares

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MARGARET YOUNG 2003 TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
See Item 8 of Schedule 13G

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 141,438 - Class B shares

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 141,438 - Class B shares

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,438 – Class B shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7% of aggregate of Class A and Class B shares

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ADAM YOUNG 2003 TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
See Item 8 of Schedule 13G

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 657,374 - Class B shares

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 657,374 - Class B shares

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 657,374 - Class B shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3% of aggregate of Class A and Class B shares

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SPRAY-V LIMITED PARTNERSHIP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
See Item 8 of Schedule 13G

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 385,000 - Class B shares

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 385,000 - Class B shares

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 385,000 - Class B shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9% of aggregate of Class A and Class B shares

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Young Broadcasting Inc.
	(b)	Address of Issuer’s Principal Executive Offices 599 Lexington Avenue, New York, NY 10022

Item 2(a)–(c)		Name, Address of Principal Business Office and Citizenship of Person Filing:

Except as noted in Item 8 below, this statement is being filed pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 on behalf of the following reporting persons: (i) Vincent J. Young, (ii) Deborah A. McDermott, (iii) James A. Morgan, (iv) The Margaret Young 2003 Trust, (v) The Adam Young 2003 Trust and (vi) Spray-V Limited Partnership.  The principal business office of each of the persons listed in (i) through (iii) is c/o Young Broadcasting Inc., 599 Lexington Avenue, New York, New York 10022.  Each such person is a United States citizen.  The principal business office of each of the persons listed in (iv) and (v) is c/o Richard Young, 18 Deer Lane, Greenwich, CT 06830.  Each such person is a trust created under Florida law.  The person listed in (vi) is a California limited partnership.  The principal business office of such person is c/o Prager & Fenton, 675 Third Avenue, New York, NY 10017.  Attached as Exhibit A hereto is the Joint Filing Agreement, dated as of February 14, 2005, entered into among such persons pursuant to which it was agreed that this statement be filed on behalf of all of such persons.  All information concerning such reporting persons is as of January 31, 2005.

(d)

Title of Class of Securities
The Class A common stock, $.001 par value, of the Issuer is registered pursuant to Section 12 of the Securities Exchange Act of 1934.  In the event of the transfer of shares of the Class B common stock, $.001 par value, of the Issuer to any person, other than a member of the Management Group (as defined in the Issuer’s Restated Certificate of Incorporation), said shares of Class B common stock shall automatically convert, effective as of the date of transfer thereof, into the same number of shares of Class A common stock.  Except as otherwise provided in the Issuer’s Restated Certificate of Incorporation, with respect to matters on which the stockholders of the Issuer shall be entitled to vote, each holder of Class A common stock shall be entitled to one (1) vote for each share of such stock held by such holder, and each holder of Class B common stock shall be entitled to ten (10) votes for each share of such stock held by such holder.

	(e)	CUSIP Number 987434107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership

See items 5 through 9 and item 11 of the cover pages.  All ownership information contained in such items is as of January 31, 2005. Share totals for Vincent J. Young contained in items 5, 7 and 9 include 1,314,250 shares of Class B common stock underlying options granted pursuant to the Issuer’s 2004 Equity Incentive Plan (the “Plan”).  Share totals for Deborah A. McDermott contained in items 5, 7 and 9 include 178,000 shares of Class B common stock underlying options granted pursuant to the Plan.  Share totals for James A. Morgan contained in items 5, 7 and 9 include 395,025 shares of Class B common stock underlying options granted pursuant to the Plan.  Share totals for The Adam Young 2003 Trust contained in items 5, 7 and 9 include 49,800 shares of Class B common stock underlying options granted pursuant to the Plan.  Also see Item 8 below.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Each of Vincent J. Young, Deborah A. McDermott and James A. Morgan currently serves as a director and executive officer of the Issuer.  Each of The Margaret Young 2003 Trust and The Adam Young 2003 Trust is a trust created under Florida law.  Spray-V Limited Partnership is a California limited partnership.  Such persons affirm that they are acting as a “group,” solely as such term is used in Rule 4350(c)(5) and IM-4350-4 of the Rules of The Nasdaq Stock Market.  As of January 31, 2005, Vincent J. Young, Deborah A. McDermott, James A. Morgan, The Margaret Young 2003 Trust, The Adam Young 2003 Trust and Spray-V Limited Partnership collectively beneficially owned(1) an aggregate of 1,948,891 shares of the Issuer’s Class B

(1)  For purposes of this sentence, the calculation of “beneficial ownership” includes only beneficial ownership of shares of Class B common stock that were issued and outstanding as of the referenced date.

common stock (representing an aggregate of 19,488,910 votes), representing 50.4% of the voting power of the Company as of such date(2) .  Except to the extent indicated herein, none of such persons has the power to vote, to direct the voting of, to dispose, or to direct the disposition of the shares of common stock beneficially owned by the other persons and each of such persons hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Act of the shares of common stock beneficially owned by the other persons.  In addition, there exists no written or other agreement among such persons with respect to voting or disposition of any of the shares of common stock beneficially owned thereby.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

(2)  As of January 31, 2005, there was issued and outstanding 17,883,117 shares of the Issuer’s Class A common stock and 2,077,629 shares of the Issuer ‘s Class B common stock.  Based on one vote per share for the Class A common stock and ten votes per share for the Class B common stock, the issued and outstanding shares of the Issuer’s common stock as of January 31, 2005 represented an aggregate of 38,659,407 votes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2005

/s/ Vincent J. Young
Vincent J. Young

/s/ Deborah A. McDermott
Deborah A. McDermott

/s/ James A. Morgan
James A. Morgan

THE MARGARET YOUNG 2003 TRUST

		By:	/s/ Richard Young
Richard Young, Trustee

THE ADAM YOUNG 2003 TRUST

		By:	/s/ Richard Young
Richard Young, Trustee

SPRAY-V LIMITED PARTNERSHIP

		By:	Spray-V2, Inc.

		By:	/s/ Richard Young
Richard Young, President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Class A common stock, $.001 par value, of Young Broadcasting Inc., dated February 14, 2005, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: February 14, 2005

/s/ Vincent J. Young
Vincent J. Young

/s/ Deborah A. McDermott
Deborah A. McDermott

/s/ James A. Morgan
James A. Morgan

THE MARGARET YOUNG 2003 TRUST

	By:	/s/ Richard Young
Richard Young, Trustee

THE ADAM YOUNG 2003 TRUST

	By:	/s/ Richard Young
Richard Young, Trustee

SPRAY-V LIMITED PARTNERSHIP

	By:	Spray-V2, Inc.

	By:	/s/ Richard Young
Richard Young, President